FOR INTERNAL USE ONLY


                        WELLS INVESTMENT SECURITIES, INC.
                               2007 CODE OF ETHICS

In our efforts to ensure that Wells Investment Securities, Inc. ("WIS") develops and maintains a reputation for integrity and high ethical standards, it is essential not only that WIS and its Associated Persons comply with relevant federal and state securities laws, but also that we maintain high standards of personal and professional conduct. The 2007 WIS Code of Ethics (the "Code") is designed to help ensure that we conduct our business consistent with these high standards.

WIS and its Associated Persons owe an ethical duty to our clients that require each of us to place the interests of our clients ahead of our own interests. A critical component of our ethical duty is to avoid potential conflicts of interest. Accordingly, we each must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of clients of WIS. Please bear in mind that a conflict of interest can arise even if there is no financial loss to a client and regardless of the Associated Person's motivation. Many potential conflicts of interest can arise in connection with personal trading and related activities.

The Code is designed to address and avoid potential conflicts of interest relating to personal trading and related activities and is based on three underlying principles:

      1.    WE MUST PLACE THE INTERESTS OF OUR CLIENTS FIRST.

      2.    WE MUST MAKE  SURE THAT ALL  PERSONAL  SECURITIES  TRANSACTIONS  ARE
            CONDUCTED CONSISTENT WITH THE CODE AND THE WIS INSIDER TRADING POLICY IN SUCH A MANNER AS TO AVOID ANY ACTUAL OR POTENTIAL CONFLICTS OF INTEREST OR ANY ABUSE OF AN INDIVIDUAL'S POSITION OF TRUST AND RESPONSIBILITY.

      3. WIS ASSOCIATED PERSONS SHOULD NOT TAKE INAPPROPRIATE ADVANTAGE OF THEIR POSITIONS.

It is each Associated Person's responsibility to become familiar with the Code and abide by the Code. Violations of the Code will be taken seriously and could result in sanctions against the violator, which sanctions can include termination of employment. As with all policies and procedures, the Code was designed to cover a myriad of circumstances and conduct; however, no policy can anticipate every potential conflict of interest that can arise. Consequently, Associated Persons are expected to abide not only by the letter of the Code, but also by the spirit of the Code. Whether or not a specific provision of the Code addresses a particular situation, Associated Persons must conduct their activities in accordance with the general principles contained in the Code and in a manner that is designed to avoid any actual or potential conflicts of interest. WIS reserves the right, when deemed necessary in light of particular circumstances, either to impose more stringent requirements on Associated Persons or to grant exceptions to the Code.


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Because  governmental  regulations and industry  standards  relating to personal trading and potential conflicts of interest can change over time, WIS reserves the right to modify any or all of the policies set forth in the Code. Should WIS revise the Code, Associated Persons will receive written notification from the WIS Chief Compliance Officer. It is each Associated Person's responsibility to familiarize themselves with any modifications to the Code. IF ASSOCIATED PERSONS HAVE ANY QUESTIONS ABOUT ANY ASPECT OF THE CODE OR REGARDING APPLICATION OF THE CODE TO A PARTICULAR SITUATION, THEY ARE TO CONTACT THE WIS CHIEF COMPLIANCE OFFICER.

PERSONS COVERED BY THE CODE

The policies set forth in the Code apply to all officers and registered representatives (collectively, "Associated Persons") of WIS. The policies set forth in the Code also apply to all members of an Associated Person's immediate family, which for purposes of the Code refers to any person living in the Associated Person's household (whether or not related to the Associated Person), any partnership of which the Associated Person is the General Partner, any limited liability company of which the Associated Person is a managing member, any trust that the Associated Person controls, and/or any person to whose financial support the Associated Person makes a significant contribution.

INSIDER TRADING POLICY/INTEREST IN TRANSACTIONS

The Code relies upon the WIS Insider Trading Policy (the "Policy") as a means to prevent the misuse of material nonpublic information by Associated Persons. The Policy outlines WIS's policies regarding Personal Trading and Private Securities Transactions as well as, assists in further defining insiders, material information and nonpublic information. Additionally, the Policy outlines procedures to be used when Associated Persons intend to purchase and/or sell for their own accounts any securities underwritten or distributed by WIS. The Policy is an integral part of the Code and must be read and followed in conjunction with it. Associated Persons who are aware of the misuse of material nonpublic information should report such to the WIS Chief Compliance Officer. No
Associated Person shall engage in any transaction involving WIS or any affiliates of WIS if the Associated Person or a member of his or her immediate family has a substantial interest in the transaction or can benefit directly or indirectly from the transaction, unless the transaction or potential benefit and the interest have been disclosed to and approved by the WIS Chief Compliance Officer.

GIFTS AND GRATUITIES

WIS policy prohibits Associated Persons from the following as it relates to clients in the securities and financial services industries unless prior written approval of the WIS Chief Compliance Officer has been received:

      1. Giving any gratuity in excess of $80.00 per year to any one registered representative of a broker-dealer firm;


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      2.    Spending  more than a  reasonable  amount for the  entertainment  of registered representatives of other member firms; and

      3. Accepting anything in excess of $100.00 value from a client or associated persons of another member firm.

The receipt of investment opportunities, perquisites, or gifts from persons seeking business with WIS could call into question the exercise of independent judgment. Associated Persons must avoid serving their own personal interests ahead of the interests of WIS clients.

If anyone believes that any Associated Person of WIS has engaged in illegal or other activity prohibited by the Code, they should contact the WIS Chief Compliance Officer. To the fullest extent possible, the identity of the person reporting any such suspected activity shall be kept confidential. It is WIS' policy to protect against retaliation any Associated Persons reporting actual or apparent fraudulent, illegal or other activity that may violate the Code. Associated Persons who are found to have participated in fraudulent, illegal or other activity that violates the Code shall be subject to disciplinary action, up to and including dismissal.











                                                                 As of: May 2007
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